As filed with the Securities and Exchange Commission on September 29, 2008
                                                         Registration No. 333  -

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                  ------------

                             KB FINANCIAL GROUP INC.
   (Exact name of issuer of deposited securities as specified in its charter)

                                  ------------

                                      [N/A]
                   (Translation of issuer's name into English)

                                  ------------

                              The Republic of Korea
            (Jurisdiction of incorporation or organization of issuer)

                                  ------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                  ------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                  ------------

                          Kookmin Bank, New York Branch
                          565 Fifth Avenue, 24th Floor
                            New York, New York 10017
                                 (212) 697-6100

    (Address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   Copies to:

          Yong G. Lee, Esq.                         Herman H. Raspe, Esq.
Cleary Gottlieb Steen & Hamilton LLP          Patterson Belknap Webb & Tyler LLP
   39th Floor, Bank of China Tower               1133 Avenue of the Americas
     One Garden Road, Hong Kong                    New York, New York 10036


                         ------------------------------

It is proposed that this filing become effective under Rule 466:
                                          |X|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
                                                      Amount to        Proposed Maximum      Proposed Maximum
              Title of Each Class of                     be          Aggregate Price Per    Aggregate Offering          Amount of
            Securities to be Registered              Registered              Unit*                Price**           Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing one (1) common share,
par value 5,000 Won per share, of KB
Financial Group Inc.                                 300,000,000            $5.00               $15,000,000.00          $589.50
------------------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                   PART I

                     INFORMATION REQUIRED IN PROSPECTUS

                           Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (15)
              securities                                           and (16).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (12).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (11);
              soliciting material                                  Reverse of Receipt - Paragraph (15).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (13)
                                                                   and (15).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraph (3);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (13), (17) and (22).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (20) and (21) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (11).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (5),
              the underlying securities                            (6) and (7).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (4);
                                                                   Reverse of Receipt - Paragraph (18).

       3.  Fees and charges which may be imposed directly or       Face of Receipt - Paragraph (7).
indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (11).

      The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Third Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Third Amended and Restated Deposit Agreement ("Deposit Agreement"), dated as of September 29, 2008, by and among KB Financial Group Inc. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), all Holders and Beneficial Owners of American Depositary Shares issued thereunder, and Kookmin Bank joining in the execution solely for the purpose of amending the Second Amended and Restated Deposit Agreement (as hereinafter defined), including the form of American Depositary Receipts. -- Filed herewith as Exhibit (a).

      (b)(i) Second Amended and Restated Deposit Agreement, dated as of November 21, 2006 ("Second Amended and Restated Deposit Agreement"), by and among Kookmin Bank, the Depositary, and all holders and beneficial owners from time to time of American depositary shares issued thereunder. -- Filed herewith as Exhibit
              (b)(i).

      (b)(ii) Regulation S Deposit Agreement, dated as of June 21, 2005, by and among Kookmin Bank, the Depositary and the holders and beneficial owners from time to time of Regulation S global depositary shares evidenced by Regulation S global depositary receipts issued thereunder. -- Filed herewith as Exhibit (b)(ii).

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)     Certificate under Rule 466. -- Filed herewith as Exhibit (e).

      (f) Powers of Attorney for certain officers and directors and the authorized representative of KB Financial Group Inc. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Third Amended and Restated Deposit Agreement, among KB Financial Group Inc., Citibank, N.A., as depositary, all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, and Kookmin Bank joining in the execution solely for the purpose of amending the Second Amended and Restated Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 29th day of September, 2008.

                                    Legal entity created by the Third Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one (1) common share, par value Won 5,000 per share, of KB Financial Group Inc.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Keith Galfo
                                        ----------------------------------------
                                        Name:  Keith Galfo
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, KB Financial Group Inc., certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Seoul, the Republic of Korea, on September 29, 2008.

                               KB FINANCIAL GROUP INC.


                               By: /s/ Kap Shin
                                   ---------------------------------------------
                                   Name:  Kap Shin
                                   Title: Chief Financial and Accounting Officer

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kap Shin, Chief Financial and Accounting Officer to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on September 29, 2008.

Signature                                                    Title
---------                                                    -----

/s/ Young Key Hwang
----------------------------                              Chairman and
Young Key Hwang                                     Chief Executive Officer

/s/ Chung Won Kang
----------------------------                           Vice Chairman and
Chung Won Kang                                         Executive Director

/s/ Jung Hoe Kim
----------------------------                       Chief Operating Officer and
Jung Hoe Kim                                           Executive Director

/s/ Kap Shin
----------------------------                          Chief Financial and
Kap Shin                                               Accounting Officer

/s/ Kee Young Chung
----------------------------            Non-executive Director
Kee Young Chung


----------------------------            Non-executive Director
Jacques P.M. Kemp

/s/ Dam Cho
----------------------------            Non-executive Director
Dam Cho

/s/ Suk Sig Lim
----------------------------            Non-executive Director
Suk Sig Lim

/s/ Bo Kyung Byun
----------------------------            Non-executive Director
Bo Kyung Byun

/s/ Sang Moon Hahm
----------------------------            Non-executive Director
Sang Moon Hahm

/s/ Han Kim
----------------------------            Non-executive Director
Han Kim

/s/ Chee Joong Kim
----------------------------            Non-executive Director
Chee Joong Kim

/s/ Chan Soo Kang
----------------------------            Non-executive Director
Chan Soo Kang

/s/ Sang Won Lee
----------------------------
Name:  Sang Won Lee
Title: General Manager of Kookmin Bank, New York Branch, as
authorized representative in the United States.

                                Index to Exhibits

                                                                   Sequentially
Exhibit       Document                                             Numbered Page
-------       --------                                             -------------
(a)           Third Amended and Restated Deposit Agreement

(b)(i)        Second Amended and Restated Deposit Agreement

(b)(ii)       Regulation S Deposit Agreement

(d)           Opinion of counsel to the Depositary

(e)           Certificate under Rule 466